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SEC FILE NUMBER
8-52349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MMC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christine M. O'Keeffe (201) 284-4868
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	N.Y.	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/6

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed CONFIDENTIAL in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934. A statement of financial condition
and supplemental report on internal control bound
separately has been filed with the Securities and Exchange
Commission simultaneously herewith as a PUBLIC DOCUMENT.

OATH OR AFFIRMATION

I, Stephen G. Baker, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to MMC Securities Corp. for the year ended December 31, 2006, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Stephen G. Baker
President

February 27, 2007
Date



Notary Public


OFFICIAL SEAL
TRACEY M. HOLDEN
NOTARY PUBLIC - NEW JERSEY
My Comm. Expires Dec. 12, 2010

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
MMC Securities Corp.:

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the Company), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of MMC Securities Corp. at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



February 27, 2007

MMC SECURITIES CORP.

(an Indirect Wholly-Owned Subsidiary of Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	10,657,140
Short-term investment		5,270,204
Receivable from affiliates		10,525,579
Fees and commissions receivable		1,314,293
Federal income tax receivable		173,869
State income tax receivable		948,136
Other		1,006,433
TOTAL ASSETS	$	29,895,654

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Payable to affiliates	$	8,524,079
State income tax payable		625,672
Other		680,269
Total liabilities		9,830,020
STOCKHOLDERS' EQUITY:		
Common stock $1 par value, 1,000 shares authorized and outstanding		1,000
Additional paid-in capital		13,759,813
Retained earnings		6,304,821
Total stockholders' equity		20,065,634
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	29,895,654

See Notes to Statement Financial Condition.

1. ORGANIZATION

MMC Securities Corp. (the "Company" or "MMCSC") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company is a broker-dealer registered with the United States Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MMCSC provides the following services:

- administrative and recordkeeping services for defined contribution plans;
- 401 (k) rollover business;
- distributor for proprietary mutual funds ;
- information and assistance in determining the selection of mutual funds and variable product vendors for employee benefit plans;
- engages in mergers and acquisitions related business activity, including advising clients on capital adequacy and raising equity capital;
- assistance to corporate clients in providing financial risk solutions through structured transactions involving risk transfers and project finance;
- administrative services in connection with retirement programs covering members of trade associations;
- consulting services in executive compensation and benefits to companies and executives; and
- investment banking and capital markets services to insurance and reinsurance clients.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - Cash and cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash and cash equivalents approximates their carrying value due to their short-term nature.

Short-term Investment - The only financial instrument held consists of a money-market fund that invests in government securities. The carrying value of the financial instrument approximates fair value due to the short-term maturity of such instrument.

Income Taxes - The Company is included in the consolidated federal income tax return filed by MMC. Federal income taxes are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

Use of Estimates - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

MMCSC transfers, on a daily basis, certain excess operating cash balances on account with a third party to an interest bearing account with an affiliated company. The Company's receivable from affiliates balance of approximately $10,526,000 is principally comprised of an interest bearing account of approximately $9,414,000. The remaining balance of receivable from affiliates represent receivables created in connection with the Company providing those services as itemized in Note 1 in support of various companies within MMC.

The Company's payable to affiliates balance of approximately $8,524,000 represents liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. The receivable and payables to affiliates are settled on a monthly or quarterly basis depending on the counterparty.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2006, MMCSC had net capital of approximately $5,992,000, which was approximately $5,337,000 in excess of its required net capital of approximately $655,000. MMCSC's aggregate indebtedness at December 31, 2006 was approximately $9,830,000. MMCSC's ratio of aggregate indebtedness to net capital was 1.64 to 1.

5. SUBSEQUENT EVENT

The Company intends to repurchase 70 shares of its common stock held by Mercer Securities Inc. Management of the Company have approved the transaction however the transaction is still subject to Board of Directors approval. This transaction, when completed, will reduce the Shareholders' Equity of the Company by a maximum amount of approximately $2,600,000.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

MMC Securities Corp.
1166 Avenue of the Americas
New York, N.Y. 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company") as of and for the year ended December 31, 2006 on which we issued our report dated February 27, 2007, in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with additional objectives of the practices and procedures listed in the preceding paragraph generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures.

During our audit we identified an error in the Company's financial statements that resulted in an overstatement of fee and commission revenue of approximately $1.769 million for the period February 1 through October 31, 2006. The fact that the Company's internal controls were not effective in preventing or detecting this error is indicative of a material weakness in internal controls during the timeframe.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives. However, as explained in the preceding paragraph, during our audit we identified an error in the Company's financial statements that occurred as a result of a material weakness in internal controls during the period February 1 through October 31, 2006. As of December 31, 2006, the Company had corrected the aforementioned error in the financial statements and remediated the related material weakness in internal controls.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END